SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                             UCAR International Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    90262K109
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,246,600 shares, which constitutes approximately 7.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 44,974,425 shares outstanding.

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1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,246,600 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,246,600 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,246,600 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 7.2%


14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio AA Investors, L.P.

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
1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,246,600 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,246,600 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,246,600 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 7.2%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio AA Investors, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,246,600 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,246,600 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,246,600 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 7.2%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio AA Investors, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 3,246,600 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,246,600 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,246,600 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 7.2%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio AA Investors, L.P.

1.   Name of Reporting Person:

     Portfolio AA Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,246,600 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,246,600 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,246,600

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 7.2%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Genpar, L.L.C.

1.   Name of Reporting Person:

     Portfolio Genpar, L.L.C.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,246,600 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,246,600 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,246,600 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 7.2%


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio AA Investors, L.P.

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
     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 21, 1998, as amended by Amendment No. 1 dated July 7, 1998 (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Stock"), of UCAR International, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       TIF             Not Applicable         Not Applicable

       TFI             Not Applicable         Not Applicable

       TCM             Not Applicable         Not Applicable

       TMT             Not Applicable         Not Applicable

       PAAI            Other (1)              $100,379,363.57

       PG              Not Applicable         Not Applicable

       (1)     Contributions from partners.

Item 4.  PURPOSE OF TRANSACTION.

       The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and expect to continue to have, discussions with management of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons also may, in the future, have discussions with management and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

       Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended and restated in its entirety as follows:

       (a)

       TIF

       Because of its position as the sole member of PG, which is the sole general partner of PAAI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,246,600 shares of the Stock, which constitutes approximately 7.2% of the outstanding shares of the Stock.

       TFI

       Because of its position as the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PAAI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,246,600 shares of the Stock, which constitutes approximately 7.2% of the outstanding shares of the Stock.

       TCM

       Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PAAI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,246,600 shares of the Stock, which constitutes approximately 7.2% of the outstanding shares of the Stock.

       TMT

       Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PAAI, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,246,600 shares of the Stock, which constitutes approximately 7.2% of the outstanding shares of the Stock.

       PAAI

       The aggregate number of shares of the Stock that PAAI owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,246,600, which constitutes approximately 7.2% of the outstanding shares of the Stock.

       PG

       Because of its position as the sole general partner of PAAI, PG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,246,600 shares of the Stock, which constitutes approximately 7.2% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

       TIF

       As the sole member of PG, which is the sole general partner of PAAI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,246,600 shares of the Stock.

       TFI

       As the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PAAI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,246,600 shares of the Stock.

       TCM

       As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PAAI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,246,600 shares of the Stock.

       TMT

       As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PAAI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,246,600 shares of the Stock.

       PAAI

       Acting through its sole general partner, PAAI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,246,600 shares of the Stock.

       PG

       As the sole general partner of PAAI, PG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,246,600 shares of the Stock.

       (c) During the past 60 days, PAAI has purchased shares of the Stock in transactions on the New York Stock Exchange, as follows:

                       NO. OF SHARES         PRICE PER
        DATE             PURCHASED            SHARE

      07/27/98            5,000              $ 27.90
      07/27/98            3,300                27.67
      07/28/98           17,700                27.24
      07/29/98            9,000                26.69
      07/31/98            2,800                26.44
      08/03/98           21,000                25.94
      08/04/98           45,000                24.53
      08/11/98            5,000                23.56
      08/13/98            5,000                23.31
      08/14/98           10,000                22.94
      08/17/98            5,000                22.56
      08/21/98           35,000                21.51
      08/24/98            5,000                20.56
      08/25/98           10,000                20.19
      08/26/98           45,000                18.78
      08/27/98            5,000                17.40
      08/27/98            5,000                17.40
      09/01/98           10,000                16.85
      09/02/98           10,000                16.44
      09/03/98           18,000                15.72
      09/04/98            5,000                15.06
      09/08/98           50,000                15.06
      09/09/98          120,000                13.91
      09/10/98           20,000                13.19


      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e)   Not Applicable.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.
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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      September 11, 1998


                                    TRINITY I FUND, L.P.,
                                    a Delaware limited partnership

                                    By:   TF INVESTORS, L.P.,
                                          a Delaware limited partnership,
                                          General Partner

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    TF INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    TRINITY CAPITAL MANAGEMENT, INC.,
                                    a Delaware corporation


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    PORTFOLIO AA INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   PORTFOLIO GENPAR, L.L.C.,
                                          a Delaware limited liability
                                          company, General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President



                                    PORTFOLIO GENPAR, L.L.C.,
                                    a Delaware limited liability company


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham,
                                             Vice President


                                     /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed